

Mail Stop 3720

January 15, 2009

<u>Via U.S. Mail and Facsimile to (205) 274-8999</u>

Mr. Michael D. Weaver
President and CEO
Otelco Inc.
505 Third Avenue East
Oneonta, AL 35121

> **Re: Otelco, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **and Documents Incorporated Therein By Reference**
> **File No. 001-32362**

Dear Mr. Weaver:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director